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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wolfe Research Securities / WR Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 648
(No. and Street)

New York	New York	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Gang (646) 845- 0709
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name – *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

Wolfe Research Securities

TABLE OF CONTENTS
December 31, 2018

OATH OR AFFIRMATION

I, Thomas Gang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wolfe Research Securities, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer/FinOp

Title

Notary Public 02|28|19

THOMAS JOSEPH DAVIES
Notary Public, State of Connecticut
My Commission Expires Feb. 24, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Public

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Wolfe Research Securities

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Wolfe Research Securities (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville + Company

We have served as the Company's auditor since 2013
Abington, Pennsylvania
February 28, 2019

WOLFE RESEARCH SECURITIES

Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	2,330,201
Deposit with clearing broker		100,000
Due from brokers		1,596,009
Marketable securities owned, at fair value		5,422,411
Interest and dividends receivable		43,812
Other assets		82,734
Total assets		**9,575,167**
Liabilities and member's equity		
Payable to affiliate	$	103,264
Accrued expenses and other liabilities		1,854,535
Total liabilities		**1,957,799**
Member's equity		7,617,368
Total liabilities and member's equity	**$**	**9,575,167**

The accompanying notes are an integral part of this statement.

1. Organization

WR Securities, LLC, doing business as Wolfe Research Securities (the "Company"), is a limited liability company formed as a wholly-owned subsidiary of Wolfe HoldCo, LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the self-regulatory organization, Financial Industry Regulatory Authority, Inc. ("FINRA"), as well as the National Futures Association ("NFA").

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The balances of the Company's cash accounts during the year ending December 31, 2018 have exceeded the related amount of federal depository insurance. The company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

Due From Brokers

Due from brokers are uncollateralized broker obligations due under normal trade terms. In the opinion of management, as of December 31, 2018, all receivables were considered collectible and no allowance was necessary.

Marketable Securities Owned

Marketable securities are recorded at fair value as determined in accordance with FASB ASC 820, "Fair Value Measurements and Disclosures."

Commissions

The Company has an introducing agreement with a clearing broker and it also has a commission sharing agreement with a clearing broker, thus, the Company does not carry accounts for customers or perform custodial functions related to customers' securities. Customer transactions under both arrangements are not reflected in these financial statements as such clearing brokers maintain the customer accounts and clear such transactions.

Income Taxes

The Company is a single member limited liability company and, therefore, is a disregarded entity for federal tax law. The Company is included in the federal income tax return filed by its Parent. The Parent is a limited liability company and has elected to be treated as a partnership as defined in the Internal Revenue Code. As a result, no provision for federal income taxes has been provided.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*CONTINUED*)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each year. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

For the year ended December 31, 2018, management has determined that there are no material uncertain income tax positions, and as such no interest or penalties have been recognized in the financial statements.

The Company has no federal, state or local tax years open prior to 2015.

Recently Issued Accounting Pronouncements

Adoption of New Accounting Standard – On January 1, 2018, the Company adopted the new accounting standard ASC 606, Revenue from Contracts with Customers, and the related amendments to all contracts using the full retrospective method. There were no adjustments required related to the adoption of ASC 606.

New Accounting Standard Not Yet Adopted – In February 2016, the FASB issued ASU 2016-02, which created ASC 842, Leases. The new standard requires the lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on the statement of financial condition. The new standard is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company does not expect that ASC 842 will have an effect on its financial statements.

3. RELATED PARTY TRANSACTIONS

The Company has an expense sharing arrangement with an affiliate, Wolfe Research, LLC ("Wolfe"). Under the provisions of the expense sharing arrangement, certain expenses are paid by Wolfe and allocated to the Company. As of December 31, 2018, the Company had $103,264 payable to Wolfe.

4. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

4. FAIR VALUE MEASUREMENTS (*CONTINUED*)

- Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that Company has the ability to access.
- Level 2. Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the identical instrument on an active market, prices for similar instruments.
- Level 3. Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and that would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

	Assets at Fair Value at December 31, 2018			
	Level 1	**Level 2**	**Level 3**	**Total**
Marketable securities owned, at fair value				
Municipal securities		$3,089,553	$ -	$3,089,553
Corporate debt securities		1,464,814	-	1,464,814
Exchange traded funds	380,160		-	380,160
Preferred equity securities	72,024		-	72,024
Common stock	415,860		-	415,860
Total marketable securities owned, at fair value	**$ 868,044**	**$4,554,367**	**$ -**	**$5,422,411**

There were no transfers between Levels 1, 2, or 3 during the year.

As of and during the year ended December 31, 2018, the Company did not hold any Level 3 securities thus, there were no amounts recorded to income or loss for such securities. The Company periodically reviews the classification for each class of assets and liabilities, in accordance with FASB ASC 820.

5. COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company enters into underwriting commitments. This can expose the company to be a defendant in various actions, suits, or proceedings before a court or arbitrator or

by a governmental entity that are incidental to its business. The company established accruals for potential losses to the extent that claims are probable of loss and the amount of loss, or range can be reasonably estimated, which are included accounts payable and other liabilities on the statement of financial condition. In many cases, however, it is inherently difficult to determine whether any loss is probable or to estimate amount or range of any potential loss, and therefore the determination of the likely outcome and accrued amounts requires significant judgement on the part of management. The Company's management believes that based upon the all of the facts known to date, that the outcome of these matters, although uncertain, will not have material adverse effect on the financial condition of the company, as such the Company has not established any accruals for such contingencies.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and ratios of aggregate indebtedness to net capital, as defined. The Company's minimum net capital is the greater of $100,000 or 6 2/3% of aggregate indebtedness.

As of December 31, 2018, the Company had net capital of $7,043,990, which was $6,913,470 in excess of its required net capital of $130,520. As of December 31, 2018, the Company's ratio of aggregate indebtedness to net capital was 0.28 to 1.

7. EXEMPTION FROM RULE 15C3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers."

8. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through February 28, 2019, the date this financial statement was available to be issued and has determined that there were no subsequent events requiring disclosure in this financial statement.